Dear Shareholder:

As a registered shareholder of Algonquin Power & Utilities Corp., you are entitled to receive our annual and interim financial statements. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CST Trust Company.

As long as you remain a registered shareholder, you will receive this card each year and will be required to renew your request to receive financial statements. If you have any questions, please contact CST Trust Company by phone at 1-800-387-0825 or (416) 682-3860 or at www.canstockta.com/financialstatements.

We encourage you to submit your request online at: www.canstockta.com/financialstatements

Company Code Number: 0347B

NOTE: Do not return this card by mail if you have submitted your request online.

Return to:
CST Trust Company
P.O. Box 700
Station B
Montreal, QC H3B 3K3

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REQUEST FOR FINANCIAL STATEMENTS

TO: CST Trust Company

Please add my name to the Supplemental Mailing List for Algonquin Power & Utilities Corp. and send me their financial statements as indicated below:

Interim Financial Statements
        (Please Print)

Annual Financial Statements
        Name _________________________________________

Address _______________________________________

______________________________________________

______________________________________________

Postal Code/Zip Code ____________________________

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